JCDecaux

06017505

82-34631

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Neuilly-sur-Seine, October 10th 2006

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Communication
Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Russie
Serbie et Montenegro
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Uruguay

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 18 2006
WASH, D.C.
203

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 23th August 2006 in relation to the acquisition of Berlin Outdoor Advertising Company VVR-Berek by JCDecaux ;
- A press release dated 30th August 2006 regarding Isabelle Schlumberger appointed as Executive Vice-President, Commerce & Development, of JCDecaux in France ;
- A press release dated 31th August 2006 in relation to JCDecaux expands into Central Asia ;
- A press release dated 7th September 2006 in relation to JCDecaux entering Ukraine and Russian outdoor advertising markets;
- A press release dated 11th September 2006 in relation to JCDecaux selected for the Los Angeles Airports advertising contract ;
- A press release dated 13th September 2006 in relation to H1 2006 results ;
- A press release dated 18th September 2006 in relation to JCDecaux launching Cyclocity® in Brussels ;
- A press release dated 21th September 2006 in relation to JCDecaux renewing 6 Street Furniture contracts in the Ile-de-France region ;
- A press release dated 26th September 2006 in relation to JCDecaux acquiring VVR-Berek, the Berlin Outdoor Advertising Company.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

10/18

JCDecaux

FILE 82-5247

Proposed Acquisition of Berlin Outdoor Advertising Company VVR-Berek by JCDecaux

Out of Home Media

Paris, 23 August 2006 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, was informed today by Berliner Verkehrsbetriebe (BVG) , one of the largest public transport companies in the world, that it intends to sell its 100% indirect stake in outdoor advertising company VVR-Berek to JCDecaux following a European wide tender process.

VVR-Berek has operated outdoor advertising contracts in Berlin since 1921 and generated advertising revenues of approximately €27m in 2005. The company, which has 83 employees, operates exclusive long term contracts for both the city of Berlin and the transport company BVG. Berlin is the largest city in Germany, Europe's largest advertising market, with 3.5 million inhabitants and VVR-Berek has an extensive portfolio of advertising panels, including; 3,000 columns (the highest number in any city worldwide), 1,400 billboards, 1,240 buses (400 double decker buses) and thousands of panels in the Berlin metro, one of the largest subways in Europe.

The closing of the transaction is conditional upon the approval of the German cartel authority as well as the formal finalization of the tender process. At this time, a further announcement will be made outlining JCDecaux's detailed plans for VVR-Berek's strategically important contracts.

Key Figures for the Group JCDecaux:

- 2005 revenues: €1,745.2M, H1 2006 revenues : €945.8M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (190,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 715,000 advertising panels in 46 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,900 employees

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

Isabelle Schlumberger appointed Executive Vice-President, Commerce & Development, of JCDecaux in France

Out of Home Media

Paris, August 30 2006 – Isabelle Schlumberger has been appointed Executive Vice-President, Commerce & Development, of JCDecaux in France. Reporting directly to Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux and co-Chief Executive Officer of JCDecaux SA, Isabelle Schlumberger is a member of the French Executive Committee and assumes responsibility for all the sales forces of the street furniture JCDecaux and the billboard advertising Avenir.

Since 2000, Isabelle Schlumberger has served as Chief Executive Officer of JCDecaux Airport in Paris with dual managerial responsibility for the Airport activity in the French market and for the coordination of the entire Transport business worldwide. In 2003, she became CEO of JCDecaux Artvertising before being appointed, in 2006, President of JCDecaux Airport and JCDecaux Artvertising, responsibilities that she continues to assume in her new position.

A graduate of the Institut d'Etudes Politiques de Paris (Sciences Po), Isabelle Schlumberger (44) also holds a postgraduate degree in finance from the University of Paris IX Dauphine.

Isabelle Schlumberger began her career in 1984 with Havas as an in-house auditor before assuming responsibility for Investor Relations. In 1990, she joined Avenir Havas Media as Deputy Finance Director before becoming, in 1994, Finance and Administrative Director, based in London, for the company's British and American activities. In 1998, she was appointed Chief Operating Officer for Sky Sites London, the subsidiary that would subsequently become JCDecaux Airport UK.

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux expands into Central Asia

Out of Home Media

Paris, 31 August 2006 – JCDecaux SA (Euronext Paris: DEC), the number one street furniture company in the world and the number one outdoor advertising company in Europe and Asia Pacific, announced today that it has signed an exclusive 25 year contract with the city of Tashkent for the operation of street furniture, such as bus shelters, information panels and columns, incorporating advertising.

Tashkent, which has a population of 2.1 million people, is not only the capital of Uzbekistan (26 million people) but is also the biggest city in central Asia. The inauguration of the first bus shelter took place today as part of the celebration of the countries 15th anniversary of its independence.

Commenting on the move into central Asia, co-Chief Executive Officer of JCDecaux, Jean-François Decaux, who attended the inauguration ceremony, said:
"We are very pleased to enter the central Asian market through this long term contract with Tashkent, which is the biggest city in the region. Uzbekistan and its neighbours, such as Kazakhstan, are new emerging markets which are growing rapidly and are going to play an increased role in the global economy."

Key Figures for the Group JCDecaux:

- *2005 revenues: €1,745.2M, H1 2006 revenues : €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *715,000 advertising panels in 46 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux enters Ukraine and Russian outdoor advertising markets

Out of Home Media

Paris, 7 September, 2006 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide, announced today its first move into Ukraine and Russia through a joint venture agreement with BigBoard Group SA to operate the existing outdoor advertising network and develop its presence in the outdoor advertising markets in Ukraine and Russia. A common entity, BigBoard BV, has been created, through a contribution of BigBoard Group SA's activities in Ukraine and Russia and a cash injection by JCDecaux which will support the future development of its estate and allow it to participate in the consolidation of the outdoor advertising market in both countries. Following this injection, BigBoard BV is 40% owned by JCDecaux and 60% by BigBoard Group SA.

Founded in 1992, BigBoard Group SA is the leading outdoor advertising company in Ukraine. Through its advertising network, it has more than 7,400 faces in nearly 32 cities and a market share of approximately 20%. In addition, it operates more than 3,000 advertising faces in Russia, with a presence in 8 out of 12 cities with more than one million inhabitants. The revenue generated by the BigBoard Group in Ukraine and Russia was in the range of US$ 30 million in 2005.

Jean-François Decaux, co-CEO of JCDecaux said: *"Russia and Ukraine are currently two advertising markets where it is possible to achieve more than 10% growth year on year. Our joint venture with BigBoard Group SA will enhance our growth profile in the fast growing East European advertising markets where JCDecaux has already achieved market leadership in the Czech Republic, Slovakia, Croatia, Serbia, ..."*

Josef Onderka, the CEO of BigBoard BV said: *" We see big opportunities for growth in both Russia and Ukraine. We are convinced that JCDecaux is the right partner for ensuring that these opportunities materialize".*

Key Figures for the Group JCDecaux:

- *2005 revenues: €1,745.2M, H1 2006 revenues : €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *715,000 advertising panels in 46 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,204.27 euros - RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux FILE 82-5247

JCDecaux is selected for the Los Angeles Airports advertising contract

Out of Home Media

Paris, 11 September 2006 – JCDecaux SA (Euronext Paris: DEC), the Number 1 outdoor advertising company in Europe and Asia Pacific and the Number 2 worldwide announced today that the Board of Airport Commissioners of Los Angeles World Airports voted unanimously to approve the award to JCDecaux of a 10-year concession contract, including the extension option period, for advertising at LAX and Ontario airports.

With more than 60 million annual passengers, LAX is the world's fourth largest airport and was the last one in its category without an advertising program.

This contract also includes marketing, sponsorship and naming rights development opportunities.

This award is still subject to final approval by the Los Angeles City Council, which is expected early October. At this time, a further announcement will be made.

Key Figures for the Group JCDecaux:

- 2005 revenues: €1,745.2M, H1 2006 revenues : €945.8M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the
Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd
position, with a brand value of €1.03 billion.
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in
metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (200,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 725,000 advertising panels in 48 countries
- Present in over 3,400 cities with over 10,000 inhabitants
- 7,900 employees

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

H1 2006 results:
Record results with net income Group share up 29% to €105.5m

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

- **Revenues up 13.4% to €945.8 million, organic revenues up 7.6%**
- **Operating margin rises 15.7% to €265.0 million**
- **EBIT up 22.0% to €168.7 million**
- **Net income Group share rises 29.3% to €105.5 million**
- **Strong expansion in emerging markets in China, India, Ukraine, Russia and Uzbekistan**
- **Strategic acquisition in Germany[1]**

Paris, 13 September 2006 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, today announced record results for the six months ended 30 June 2006, reflecting a strong operating performance.

Revenues

As reported on 26 July 2006, consolidated revenues of €945.8 million increased by 13.4% in the first half of 2006. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 7.6%. This growth in revenues reflected very good progress in Transport, which continued to show strong organic growth, and a solid performance from both the Street Furniture and Billboard divisions.

Operating Margin[2]

Operating margin increased by 15.7% to €265.0 million from €229.1 million in the first half of 2005. The Group's operating margin as a percentage of consolidated revenues reached 28.0%, an increase of 50 basis points compared to the prior period (H1 2005: 27.5%), reflecting a profitability increase in all divisions with Billboard and particularly Transport reporting the highest margin improvements.

- **Street Furniture:** operating margin rose by 8.5% to €207.6 million. The operating margin as a percentage of revenues was 42.7%, an increase of 60 basis points from 42.1% in the same period last year. Strong operating margin increases were recorded in France, the United Kingdom, Central and Eastern Europe, Sweden, Italy and the Netherlands as well as in the newer territories of Asia-Pacific and the United States. The phasing of the contract renewal cycle and the development costs associated with new contracts is expected to reduce the Street Furniture operating margin as a percentage of revenues in the second half of the year.

- **Billboard:** operating margin increased by 15.8% to €34.5 million. As a percentage of revenues, the operating margin reached 15.5% compared to 13.9% in 2005, an improvement of 160 basis points. This significant increase was driven by sound revenue growth over the period, continued investment in quality locations as well as the ongoing benefits from the cost control program and inventory management, particularly in the United Kingdom, Ireland, Spain and Portugal.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

- **Transport:** operating margin increased by 186.3% to €22.9 million, leading to a rise in operating margin as a percentage of revenues of 480 basis points to 9.6%, from 4.8% in the same period last year. This improvement was driven both by the very strong increase in revenues, particularly in the United States, and the contribution from the Chinese companies acquired in 2005, whose margins are above the Transport division average.

EBIT[3]

EBIT increased by 22.0% to €168.7 million, up from €138.3 million in the first half of 2005. The Group's EBIT margin reached 17.8% of consolidated revenues, up from 16.6% in the same period last year. This was mainly driven by the €35.9 million increase in Operating Margin.

Net income Group share

Net income Group share increased by 29.3% to €105.5 million, compared to €81.6 million[4] in the first half of 2005. This strong performance reflects the increase in EBIT and equity affiliates as well as the decrease in the tax rate and minority interests.

Capital expenditure

Net capex (acquisition of tangible and intangible assets, net of disposals of assets) was €82.0 million, compared to €60.1 million in the same period last year. The rise in net capex is due to the planned increase in renewal capex during the period.

Free cash flow[5]

The Group continued to generate strong net cash flow from operating activities, up 5.5% to €148.5 million compared to €140.7 million in the first half of 2005.

Free cash flow decreased by 17.5% to €66.5 million as expected. This variation reflects the increase in net capex over the period.

Net debt[6]

Financial investments and the first-time dividend payment exceeded the amount of free cash flow generated in the first half of 2006. As a consequence, net debt as of 30 June 2006 increased by €52.9 million to €654.3 million compared to €601.4 million as of 31 December 2005.

New business and subsequent acquisitions

Recently, the Group has made very good progress in expanding its presence in India, Uzbekistan, Ukraine, Russia, as well as Germany.

In March, JCDecaux India signed an exclusive 15-year bus shelter advertising contract for the centre of New Delhi, following an invitation to tender. The Group will operate 197 bus shelters, incorporating 591 advertising faces. The bus shelters are being installed in some of the most prominent locations in the centre of New Delhi. JCDecaux India is committed to using this new contract as a showcase to further develop the Street Furniture advertising concept in India.

The Group has recently announced that it has signed an exclusive 25-year contract with the city of Tashkent for the operation of street furniture, such as bus shelters, information panels and columns, incorporating advertising. Tashkent, which has a population of 2.1 million people, is not only the capital of Uzbekistan (26 million people) but is also the biggest city in central Asia.

JCDecaux has also recently signed a joint venture agreement with the BigBoard Group, the N° 1 outdoor operator in Ukraine, to develop its presence in the outdoor advertising markets of Ukraine and Russia. BigBoard operates more than 7,400 faces in nearly 30 cities in Ukraine (20% market share) as well as more than 3,000 advertising faces in Russia, with a presence in 8 out of the 12 cities with more than one million inhabitants.

In Germany, where the Group has been operating since 1982, JCDecaux has just won the privatisation of VVR-Berek[1], one of the largest outdoor advertising companies in Berlin, operating thousands of Street Furniture and Transport faces in Germany's capital city. This unique and strategic asset will reinforce JCDecaux as the N° 1 Street Furniture player with a presence in all four largest German cities (Berlin, Hamburg, Munich and Cologne) and enhance our Transport portfolio, enabling the Group to provide nation-wide advertising solutions to advertisers.

Commenting on the H1 2006 results, Jean-Charles Decaux, Chairman of the Executive Board and Co-CEO, said:

" We are very pleased to report record results for the first half of 2006, reflecting the quality of our teams throughout the world who have driven a strong operating performance across our three divisions. Good organic revenue growth coupled with the contribution from acquisitions made in 2005 translated into a double-digit rise in earnings.

In the last few months, as part of our strategy of expanding into emerging markets, we have successfully expanded our footprint in China, India, Ukraine, Russia, and Uzbekistan, building clear platforms for future growth. In just three years, the share of revenues from emerging countries out of the Group total revenues has more than doubled to reach 15%.

The strong revenue increase from Transport advertising, the overall improvement in the French advertising market compared to 2005, as well as the good progress of our North American and Asia-Pacific operations, should continue fuelling our organic revenue growth, which we still expect to exceed 6% for 2006 - comfortably ahead of forecasts for growth in the worldwide advertising market."

(1) The closing of the transaction is still conditional upon the approval of the German cartel authority.
(2) **Operating Margin** = Revenues less Direct Operating Expenses (excluding Maintenance spare parts) less SG&A expenses
(3) **EBIT** = Earnings Before Interests and Taxes = Operating Margin less Depreciation, amortization and provisions less Maintenance spare parts less Other operating income and expenses
(4) Due to the retrospective application of the IAS 21 amendment as of January 1st 2006, H1 2005 Net income Group share was restated following a change in net interests and tax
(5) **Free cash flow** = Net cash flow from operating activities less net capital investments (tangible and intangible assets).
(6) **Net debt** = Debt net of cash including the non-cash impact of IAS39 (on both debt and derivatives) and excluding the non-cash impact of IAS 32 (debt on commitments to purchase minority interests)

Next information:
Q3 2006 revenues: 25 October 2006 (before market)

Key Figures for the Group:
- *2005 revenues: €1,745.2M ; H1 2006 revenues: € 945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET

Assets

(In million euros)	06/30/2006	12/31/2005 Restated [1]
Intangible assets (net)	159.6	151.9
Goodwill	1,204.1	1,200.2
Property, plant and equipment (net)	918.3	921.0
Investments in associates	237.2	240.2
Financial investments	26.4	6.3
Financial derivatives	2.0	0.3
Other financial investments (net)	32.7	23.8
Deferred tax assets	18.6	19.0
Current tax assets	0.8	0.9
Other receivables (net)	37.5	33.3
NON-CURRENT ASSETS	**2,637.2**	**2,596.9**
Other financial investments (net)	3.1	1.1
Inventories (net)	92.1	81.5
Trade and other receivables (net)	627.6	573.2
Current tax assets	12.6	3.0
Financial derivatives	5.4	0.0
Cash and cash equivalents	116.8	114.7
CURRENT ASSETS	**857.6**	**773.5**
TOTAL ASSETS	**3,494.8**	**3,370.4**

[1] *See note 2 "Reconciliation of the 2005 restated financial statements" in the notes to the Consolidated Financial Statements.*

Liabilities and Equity

(In million euros)	06/30/2006	12/31/2005 Restated [1]
Share capital	3.4	3.4
Additional paid-in capital	958.9	945.6
Consolidated reserves	741.7	637.1
Net income for the period (Group share)	105.5	192.7
Translation adjustments	0.7	7.6
Minority interests	(33.0)	(33.5)
TOTAL EQUITY	**1,777.2**	**1,752.9**
Provisions for contingencies and losses	167.0	167.7
Deferred tax liabilities	109.1	105.0
Financial debt	677.2	631.7
Debt on commitments to purchase minority interests	65.1	63.0
Other payables	2.0	8.9
Financial derivatives	36.4	20.3
NON-CURRENT LIABILITIES	**1,056.8**	**996.6**
Provisions for contingencies and losses	15.0	12.3
Financial debt	44.7	46.3
Debt on commitments to purchase minority interests	0.0	3.8
Financial derivatives	0.0	1.1
Trade and other payables	541.6	509.6
Current tax payable	39.3	30.8
Bank overdrafts	20.2	17.0
CURRENT LIABILITIES	**660.8**	**620.9**
TOTAL LIABILITIES AND EQUITY	**3,494.8**	**3,370.4**

[1] *See note 2 "Reconciliation of the 2005 restated financial statements" in the notes to the Consolidated Financial Statements.*

INCOME STATEMENT

(In million euros)	1st half of 2006	1st half of 2005 Restated [(1)]
NET REVENUES	**945.8**	**833.7**
Direct operating expenses	(523.3)	(456.6)
Selling, general and administrative expenses	(157.5)	(148.0)
OPERATING MARGIN	**265.0**	**229.1**
Depreciation, amortization and provisions (net)	(81.1)	(67.3)
Maintenance spare parts	(13.2)	(13.6)
Other operating income and expenses	(2.0)	(9.9)
EBIT	**168.7**	**138.3**
Net interest expense	(11.8)	(9.7)
Other net financial expenses	(10.4)	(2.0)
FINANCIAL INCOME/(LOSS)	**(22.2)**	**(11.7)**
Income tax	(44.4)	(44.9)
Share of net profit of associates	5.4	4.3
NET INCOME FOR THE YEAR FROM CONTINUING OPERATIONS BEFORE IMPAIRMENT OF GOODWILL AND INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	**107.5**	**86.0**
Income/(loss) from discontinued operations	0.0	0.0
Impairment of goodwill	0.0	0.0
CONSOLIDATED NET INCOME	**107.5**	**86.0**
Minority interests	2.0	4.4
NET INCOME (GROUP SHARE)	**105.5**	**81.6**
Earnings per share (in euros)	0.478	0.368
Diluted earnings per share (in euros)	0.476	0.367
Weighted average number of shares	220,829,740	221,794,960
Weighted average number of shares (diluted)	221,753,847	222,630,999

(1) See note 2 "Reconciliation of the 2005 restated financial statements" in the notes to the Consolidated Financial Statements.

STATEMENT OF CHANGES IN EQUITY AS OF JUNE 30, 2005

(In million euros)	Group									
	Share Capital	**Additional paid-in capital**	**Treasury shares**	**Retained earnings**	**Other reserves**			**Total**	**Minority interests**	**Total**
					Financial derivatives	**Available-for-sale securities**	**Translation reserve adjustment**			
Equity as of December 31, 2004 Restated	**3,4**	**933,2**	**(2,1)**	**669,0**	**(0,1)**	**(0,7)**	**(2,5)**	**1 600,2**	**(16,4)**	**1 583,8**
Net income for the period				81,6				81,6	4,4	86,0
Change in translation adjustment							11,6	11,6	0,1	11,7
Tax on elements directly booked in equity				(0,3)				(0,3)		(0,3)
Balance of income and expenses recognized for the period	**0,0**	**0,0**	**0,0**	**81,3**	**0,0**	**0,0**	**11,6**	**92,9**	**4,5**	**97,4**
Capital increase (1)		3,6						3,6		3,6
Distribution of dividends								0,0	(5,1)	(5,1)
Financial investments								0,0		0,0
Cash flow hedge								0,0		0,0
Deferred tax on cash flow hedge								0,0		0,0
Share-based payments		2,1						2,1		2,1
Treasury shares:								0,0		0,0
- Purchase								0,0		0,0
- Cancellation			2,1	(2,1)				0,0		0,0
Debt on commitments to purchase minority interests								0,0		0,0
Change in scope of consolidation								0,0	(5,5)	(5,5)
Equity as of June 30, 2005 Restated	**3,4**	**938,9**	**0,0**	**748,2**	**(0,1)**	**(0,7)**	**9,1**	**1 698,8**	**(22,5)**	**1 676,3**

(1) The increase in JCDecaux SA's share capital and additional paid-in capital is related to the exercise of stock options.

STATEMENT OF CHANGES IN EQUITY AS OF JUNE 30, 2006

(In million euros)	Group									
	Share Capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves			Total	Minority interests	Total
					Financial derivatives	Available-for-sale securities	Translation reserve adjustment			
Equity as of December 31, 2005 Restated	**3.4**	**945.6**	**0.0**	**830.2**	**(0.2)**	**(0.2)**	**7.6**	**1,786.4**	**(33.5)**	**1,752.9**
Net income for the period				105.5				105.5	2.0	107.5
Change in translation adjustment							(6.9)	(6.9)	(0.5)	(7.4)
Tax on elements directly booked in equity								0.0		0.0
Balance of income and expenses recognized for the period	**0.0**	**0.0**	**0.0**	**105.5**	**0.0**	**0.0**	**(6.9)**	**98.6**	**1.5**	**100.1**
Capital increase [1]		12.0						12.0	0.1	12.1
Distribution of dividends				(88.3)				(88.3)	(4.2)	(92.5)
Financial investments						0.2		0.2		0.2
Cash flow hedge								0.0		0.0
Deferred tax on cash flow hedge								0.0		0.0
Share-based payments		1.3						1.3		1.3
Treasury shares:								0.0		0.0
- Purchase								0.0		0.0
- Cancellation								0.0		0.0
Debt on commitments to purchase minority interests								0.0	4.3	4.3
Change in scope of consolidation								0.0	(1.0)	(1.0)
Other								0.0	(0.2)	(0.2)
Equity as of June 30, 2006	**3.4**	**958.9**	**0.0**	**847.4**	**(0.2)**	**0.0**	**0.7**	**1,810.2**	**(33.0)**	**1,777.2**

(1) The increase in JCDecaux SA's share capital and additional paid-in capital is related to the exercise of stock options.

CASH FLOW STATEMENT

(In million euros)	1st half of 2006	1st half of 2005 Restated [(1)]
Net income before tax	151.9	130.9
Share of net profit of associates	(5.4)	(4.3)
Dividends received from non-consolidated subsidiaries	(0.2)	(0.1)
Expenses related to share-based payments	1.3	2.1
Depreciation, amortization and provisions	77.3	65.1
Capital gains and losses	2.8	0.2
Discounting expenses	6.2	4.0
Net financial interest expense	11.8	9.7
Financial derivatives and translation adjustments	6.1	(5.9)
Change in working capital	(50.1)	(13.6)
Change in inventories	(11.3)	(11.3)
Change in trade and other receivables	(62.5)	(19.2)
Change in trade and other payables	23.7	16.9
CASH PROVIDED BY OPERATING ACTIVITIES	**201.7**	**188.1**
Net financial interest paid	(11.7)	(9.6)
Income taxes paid	(41.5)	(37.8)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**148.5**	**140.7**
Acquisitions of intangible assets and property, plant and equipment	(84.9)	(63.0)
Acquisitions of financial assets (long-term investments)	(44.9)	(63.4)
Acquisitions of financial assets (other)	(12.3)	(7.5)
Total investments	**(142.1)**	**(133.9)**
Proceeds on disposal of intangible assets and property, plant and equipment	2.9	2.9
Proceeds on disposal of financial assets (long-term investments)	1.3	0.0
Proceeds on disposal of financial assets (other)	0.2	0.2
Total disposals of assets	**4.4**	**3.1**
NET CASH USED IN INVESTING ACTIVITIES	**(137.7)**	**(130.8)**
Dividends paid to shareholders	(88.3)	0.0
Dividends paid	(4.2)	(5.1)
Reduction in equity	(0.4)	0.0
Repayment of debt	(13.1)	(78.7)
Repayment of debt (finance lease)	(1.7)	(1.3)
Cash outflow from financing activities	**(107.7)**	**(85.1)**
Dividends received	7.3	5.6
Capital increase	12.0	3.6
Increase in long-term borrowings	81.3	70.5
Cash inflow from financing activities	**100.6**	**79.7**
NET CASH USED IN FINANCING ACTIVITIES	**(7.1)**	**(5.4)**
Effect of exchange rate fluctuations	(4.8)	1.6
CHANGE IN NET CASH POSITION	**(1.1)**	**6.1**
Net cash position at beginning of period	**97.7**	**38.1**
Net cash position at end of period	**96.6**	**44.2**

(1) See note 2 "Reconciliation of the 2005 restated financial statements" in the notes to the Consolidated Financial Statements.

FILE 82-5247

JCDecaux

JCDecaux launches Cyclocity® in Brussels on the city's 'car-free day'

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Paris, September 18, 2006 – JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, yesterday launched Cyclocity® in Brussels on the city's annual 'car-free day'. With 250 self-service bicycles available at 23 cycle racks, this innovative system is now up and running within the pentagon of boulevards surrounding central Brussels.

Following Vienna (Austria), Cordoba and Gijon (Spain), Brussels becomes the 4th city outside France to team up with JCDecaux, the world leader in self-service bicycle hire, and offer this pioneering form of individual public transport.

In France, Cyclocity® (christened Vélo'v® by the greater Lyons area), has enjoyed unprecedented success since its début in Lyons in May 2005. The system's 60,000 subscribers – who hire bicycles up to 28,000 times per day – have already covered 10 million kilometers in the space of 15 months, averaging a daily total of 40,000 kilometers - equal to the circumference of the Earth at the equator..

According to a BVA survey carried out in May 2006, Vélo'v® users are extremely satisfied with the service, giving it an average score of 7.7 out of 10. Acting as veritable ambassadors for the service, they contribute to its continued development through favourable word-of-mouth publicity. Indeed, Vélo'v® enjoys a personal recommendation rate of almost 90%.

Brussels will now become a new showcase for Cyclocity for cities wanting to adopt this new type of eco-friendly transport system.

Commenting on the launch of Cyclocity® in Brussels, Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, said: *"With Cyclocity, JCDecaux is introducing its pioneering means of individual public transport for the first time in Belgium. This is why we decided, in agreement with the City of Brussels, to launch this system on the highly symbolic occasion of 'car-free day'..*

"In line with the expectations currently expressed by cities and citizens in terms of sustainable development, Cyclocity® forms an integral part of the urban landscape as an eco-friendly answer to the problems of excessive car use and pollution while simultaneously guaranteeing safety, comfort and ease of use. With its development constantly driven by innovation, JCDecaux is demonstrating once again, with Cyclocity®, its ability to offer local communities new solutions capable of meeting the challenges confronting them, notably in the area of environmental protection".

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

FILE 82-5247

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux renews 6 Street Furniture contracts in the Ile-de-France region

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Argentina
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Germany
Hungary
Iceland
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Ireland
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Japan
Korea
Latvia
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Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
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Paris, September 21, 2006 – JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide today announced that following public tenders it has renewed six street furniture contracts in the Ile-de-France region recent months. The towns in question have a total population of more than 150,000.

These contracts incorporate nearly 500 $2m^2$ advertising panels, and 65 $8m^2$ advertising panels. The municipalities that chose JCDecaux are: Les Clayes-sous-Bois, Le Kremlin Bicêtre, Le Pecq, Meaux, Rungis and Saint-Germain-en-Laye. The street furniture installed in these towns was either designed by JCDecaux (the Hydra and Millenium models), or created by internationally renowned designers and architects: Philip Cox and Sir Norman Foster.

Commentating on the contract renewals **Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux**, said: *"These renewals are further evidence of JCDecaux's commitment to quality, innovation and sustainable development in the area of Street Furniture and they reinforce our market leading position in outdoor advertising in France. Renewing these contracts will allow us to improve the efficiency and effectiveness of our network in the Ile-de-France region. This will in turn ensure that advertisers have greater exposure to their highly mobile target audience within the Paris region where, on average, 36.7 million journeys are made everyday."*

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux acquires VVR-Berek, the Berlin Outdoor Advertising Company

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Singapore
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Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
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Uruguay
Uzbekistan
Ukraine

Paris – September 26, 2006 - JCDecaux SA, (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, announced today that it has acquired VVR-Berek, the Berlin Outdoor Advertising company. As announced in the press release published on August 23, 2006, Berliner Verkehrsbetriebe (BVG), one of the largest public transport companies in the world, announced that it intended to sell its 100% indirect stake in the VVR-Berek outdoor advertising company to JCDecaux following a European-wide tender process. The transaction, which has now received official approval from the German competition authorities, is valued at €103m.

VVR-Berek, which has operated outdoor advertising contracts in Berlin since 1921, employs a total of 83 people and manages exclusive long-term contracts for both the city of Berlin and the transport company BVG. With its 3.5 million inhabitants, Berlin is the largest city in Germany, Europe's largest advertising market, in which VVR-Berek generated advertising revenues of approximately €27m in 2005, evenly split between Street Furniture (50%) and Transport (50%).

In the Street Furniture division, the company's extensive portfolio of advertising panels includes 3,000 columns (the highest number in any city worldwide), lampposts and clocks as part of a 7-year contract, with the option of a 5-year extension. In the Transport segment, VVR-Berek manages 1,240 buses – including 400 double-decker buses – and the thousands of panels in the Berlin metro, one of the largest underground transport systems in Europe, within a 15-year contract, with the option of a 5-year extension.

Commenting on the acquisition Jean-François Decaux, co-CEO of JCDecaux, said: *"Berlin is Europe's second largest city and a partner we had been wanting to include in our network for over 20 years. We are delighted to be able to modernize the world's largest network of advertising columns as well as advertising in the city's public transport system, including the Berlin metro. Following this transaction , JCDecaux will, for the first time, be able to offer premium quality advertising space in the principal German cities such as Berlin, Hamburg, Cologne, Munich, Stuttgart, Leipzig, Dresden, Nuremberg or Düsseldorf... something that our domestic and international advertisers have long awaited."*

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

20th Anniversary of COSL to Provide Services in Tarim, Xinjiang

(11 October, 2006) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) announced that 2006 marks the 20th anniversary of COSL to enter the Xinjiang Atonomous Region to provide services in Tarim. On this memorable time, Mr. Li Yong, COO & EVP of the Company, Mr. Tang Daizhi, VP of Company gathered in KuErLe to attend the celebration of "The 20th Anniversary of COSL to Enter Xinjiang".


庆祝

In the past 20 years, Many COSL's employees devoted their time, effort and even lives in providing quality services to the Tarim's oil services business, which won the trust and support from the local oil company as a result.



As the Tarim region become more accessible to the world, COSL will have more operating opportunities in this vast inland oilfield market. COSL will continue to enhance the Company Mission of "We Must Do Better", and make fruitful and adequate contributions to the robust development of the Tarim Oilfields.